

Canada Revenue Agency | Agence du revenu du Canada

SCHEDULE 125

Form identifier 125

GENERAL INDEX OF FINANCIAL INFORMATION – GIFI

Corporation's name	Business number	Tax year end Year Month Day
9215581 Canada Inc.	81103 0790 RC0001	2016-12-31

Income statement information

Description	GIFI	
Operating name	0001	
Description of the operation	0002	
Sequence number	0003	01

Account	Description	GIFI		Current year	Prior year
	Income statement information				
	Total sales of goods and services	8089	+		
	Cost of sales	8518	–		
	Gross profit/loss	8519	=		
	Cost of sales	8518	+		
	Total operating expenses	9367	+	81,697	70,351
	Total expenses (mandatory field)	9368	=	81,697	70,351
	Total revenue (mandatory field)	8299	+	30,195	98,978
	Total expenses (mandatory field)	9368	–	81,697	70,351
	Net non-farming income	9369	=	-51,502	28,627
	Farming income statement information				
	Total farm revenue (mandatory field)	9659	+		
	Total farm expenses (mandatory field)	9898	–		
	Net farm income	9899	=		
	Net income/loss before taxes and extraordinary items	9970	=	-51,502	28,627
	Total other comprehensive income	9998	=		
	Extraordinary items and income (linked to Schedule 140)				
	Extraordinary item(s)	9975	–		
	Legal settlements	9976	–		
	Unrealized gains/losses	9980	+		
	Unusual items	9985	–		
	Current income taxes	9990	–		
	Future (deferred) income tax provision	9995	–		
	Total – Other comprehensive income	9998	+		
	Net income/loss after taxes and extraordinary items (mandatory field)	9999	=	-51,502	28,627